                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934*

                               Brooke Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    112502109
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  June 28, 2007
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the  appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ]  Rule 13d-1(b)
         [X]  Rule 13d-1(c)
         [ ]  Rule 13d-1(d)

*The  remainder of this cover page shall be filled out for a reporting  person's initial filing on this form with respect to the subject class of securities, and for any  subsequent  amendment  containing  information  which  would  alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the  Securities  Exchange  Act of
1934 (the "Act") or otherwise  subject to the liabilities of that section of the
Act, but shall be subject to all other  provisions of the Act (however,  see the
Notes).

----------------------------
CUSIP No.  112502109       -
----------------------------

---------- ---------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

           Kent C. McCarthy
---------- ---------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
           Instructions)
           (a) [   ]
           (b) [ X ]
---------- ---------------------------------------------------------------------
    3      SEC USE ONLY

---------- ---------------------------------------------------------------------
    4      CITIZENSHIP OR PLACE OF ORGANIZATION
           United States of America
--------------------------- ----- ----------------------------------------------
                          -   5    SOLE VOTING POWER
                          -        0
      NUMBER OF           - ----- ----------------------------------------------
       SHARES             -   6    SHARED VOTING POWER
    BENEFICIALLY          -        1,209,087**
    OWNED BY EACH         - ----- ----------------------------------------------
      REPORTING           -   7    SOLE DISPOSITIVE POWER
       PERSON             -        0
        WITH:             - ----- ----------------------------------------------
                          -   8    SHARED DISPOSITIVE POWER
                          -        1,209,087**
--------------------------- ----- ----------------------------------------------
   9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           1,209,087** (see Item 4)
---------- ---------------------------------------------------------------------
   10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN
           SHARES (See Instructions) [   ]
           Not Applicable
---------- ---------------------------------------------------------------------
   11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
           9.3%
---------- ---------------------------------------------------------------------
   12      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
           IN
---------- ---------------------------------------------------------------------

** Includes (a) 909,087 shares of Common Stock; and (b) exercisable  warrants to purchase 300,000 shares of Common Stock at any time without restriction.

----------------------------
CUSIP No.  112502109       -
----------------------------

---------- ---------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

           Jayhawk Capital Management, L.L.C. (48-1172612)
---------- ---------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
           Instructions)
           (a) [   ]
           (b) [ X ]
---------- ---------------------------------------------------------------------
    3      SEC USE ONLY

---------- ---------------------------------------------------------------------
    4      CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware
--------------------------- ----- ----------------------------------------------
                          -   5    SOLE VOTING POWER
                          -        0
      NUMBER OF           - ----- ----------------------------------------------
       SHARES             -   6    SHARED VOTING POWER
    BENEFICIALLY          -        1,209,087**
    OWNED BY EACH         - ----- ----------------------------------------------
      REPORTING           -   7    SOLE DISPOSITIVE POWER
       PERSON             -        0
        WITH:             - ----- ----------------------------------------------
                          -   8    SHARED DISPOSITIVE POWER
                          -        1,209,087**
--------------------------- ----- ----------------------------------------------
   9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           1,209,087** (see Item 4)
---------- ---------------------------------------------------------------------
   10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN
           SHARES (See Instructions) [   ]
           Not Applicable
---------- ---------------------------------------------------------------------
   11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
           9.3%
---------- ---------------------------------------------------------------------
   12      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
           IA
---------- ---------------------------------------------------------------------

** Includes (a) 909,087 shares of Common Stock; and (b) exercisable  warrants to purchase 300,000 shares of Common Stock at any time without restriction.

----------------------------
CUSIP No.  112502109       -
----------------------------

---------- ---------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

           Jayhawk Institutional Partners, L.P. (48-1172611)
---------- ---------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
           Instructions)
           (a) [   ]
           (b) [ X ]
---------- ---------------------------------------------------------------------
    3      SEC USE ONLY

---------- ---------------------------------------------------------------------
    4      CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware
--------------------------- ----- ----------------------------------------------
                          -   5    SOLE VOTING POWER
                          -        0
      NUMBER OF           - ----- ----------------------------------------------
       SHARES             -   6    SHARED VOTING POWER
    BENEFICIALLY          -        1,209,087**
    OWNED BY EACH         - ----- ----------------------------------------------
      REPORTING           -   7    SOLE DISPOSITIVE POWER
       PERSON             -        0
        WITH:             - ----- ----------------------------------------------
                          -   8    SHARED DISPOSITIVE POWER
                          -        1,209,087**
--------------------------- ----- ----------------------------------------------
   9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           1,209,087** (see Item 4)
---------- ---------------------------------------------------------------------
   10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN
           SHARES (See Instructions) [   ]
           Not Applicable
---------- ---------------------------------------------------------------------
   11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
           9.3%
---------- ---------------------------------------------------------------------
   12      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
           PN
---------- ---------------------------------------------------------------------

** Includes (a) 909,087 shares of Common Stock; and (b) exercisable  warrants to purchase 300,000 shares of Common Stock at any time without restriction.

Item 1(a)  Name of Issuer:

     Brooke Corporation

Item 1(b)  Address of Issuer's Principal Executive Offices:

     10950 Grandview Drive, Suite 600
     Overland Park, Kansas 66210

Item 2(a)  Name of Person Filing:

     This 13G is being jointly filed by Kent C. McCarthy ("Mr. McCarthy"),
Jayhawk Capital Management, L.L.C., a Delaware limited liability company
("JCM"), and Jayhawk Institutional Partners, L.P., a Delaware limited partnership ("JIP").

     Mr. McCarthy, JCM, and JIP have entered into an Agreement Regarding Joint
Filing of 13G dated July 9, 2007 (the "Agreement") pursuant to which Mr.
McCarthy, JCM, and JIP have agreed to file this 13G jointly and in accordance with the provisions of Rule 13d-1(k)(1) of the Securities Exchange Act of 1934,
as amended (the "Act"). A copy of the Agreement is attached hereto as Exhibit A.

Item 2(b)  Address of Principal Business Office or, if None, Residence:

     The principal business address of Mr. McCarthy, JCM, and JIP is 5410 West
61st Place, Suite 100, Mission, Kansas 66205.

Item 2(c)  Citizenship:

     Mr. McCarthy is a citizen of the Unites States of America, JCM is a
Delaware limited liability company, and JIP is a Delaware limited partnership.

Item 2(d)  Title of Class of Securities:

     Common Stock, par value $0.01 per share

Item 2(e)  CUSIP Number:

     112502109

Item 3  The Reporting Person is:

     Not Applicable

Item 4  Ownership:

     Mr. McCarthy controls JCM. JCM is the general partner of JIP and as a result has voting and dispositive power with respect to the securities owned of record by JIP. Therefore, Mr. McCarthy and JCM are deemed to be beneficial owners under Rule 13d-3 of the Securities Act of 1933 of the securities owned by
JIP. Thus, Mr. McCarthy, JCM, and JIP have reported that they share voting power and dispositive power over the securities owned of record by JIP.

     A. Kent C. McCarthy

         (a) Amount beneficially owned: 1,209,087

         (b) Percent of class: 9.3%

         (c) Number of shares as to which the person has:

              (i) Sole power to vote or to direct the vote: 0

              (ii) Shared power to vote or direct the vote: 1,209,087

              (iii) Sole power to dispose or to direct the disposition of: 0

              (iv) Shared power to dispose or to direct the disposition of:
                   1,209,087

     B. Jayhawk Capital Management, L.L.C.

         (a) Amount beneficially owned:  1,209,087

         (b) Percent of class: 9.3%

         (c) Number of shares as to which the person has:

              (i) Sole power to vote or to direct the vote: 0

              (ii) Shared power to vote or direct the vote: 1,209,087

              (iii) Sole power to dispose or to direct the disposition of: 0

              (iv) Shared power to dispose or to direct the disposition of:
                   1,209,087

     C. Jayhawk Institutional Partners, L.P.

         (a) Amount beneficially owned: 1,209,087

         (b) Percent of class: 9.3%

         (c) Number of shares as to which the person has:

              (i) Sole power to vote or to direct the vote: 0

              (ii) Shared power to vote or direct the vote: 1,209,087

              (iii) Sole power to dispose or to direct the disposition of: 0

              (iv) Shared power to dispose or to direct the disposition of:
                   1,209,087

Item 5  Ownership of Five Percent or Less of a Class:

     Not Applicable

Item 6  Ownership of More than Five Percent on Behalf of Another Person:

     Not Applicable

Item 7  Identification  and Classification  of the Subsidiary Which Acquired the
        Security Being Reported on By the Parent Holding Company:

     Not Applicable

Item 8  Identification and Classification of Members of the Group:

     Not Applicable

Item 9  Notice of Dissolution of Group:

     Not Applicable

Item 10  Certification:

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 9, 2007

                                         /s/ Kent C. McCarthy
                                       -----------------------------------------
                                       Kent C. McCarthy

                                       Jayhawk Capital Management, L.L.C.

                                       By:  /s/ Kent C. McCarthy
                                          --------------------------------------
                                       Title:  Managing Member
                                             -----------------------------------

                                       Jayhawk Institutional Partners, L.P.

                                         By: Jayhawk Capital Management, L.L.C.,
                                              Its general partner

                                              By:  /s/ Kent C. McCarthy
                                                 -------------------------------
                                              Title:  Managing Member
                                                    ----------------------------

                                                                       Exhibit A

              AGREEMENT REGARDING THE JOINT FILING OF SCHEDULE 13G

     In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended,  the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13G  (including  amendments  thereto) with respect to the Common Stock, par value $0.01 per share, of Brooke Corporation,  and further agree that this Agreement be included as an exhibit to such filings.

     In evidence  whereof,  the  undersigned  have caused this  Agreement  to be executed on their behalf this 9th day of July, 2007.

                                         /s/ Kent C. McCarthy
                                       -----------------------------------------
                                       Kent C. McCarthy

                                       Jayhawk Capital Management, L.L.C.

                                       By:  /s/ Kent C. McCarthy
                                          --------------------------------------
                                       Title:  Managing Member
                                             -----------------------------------

                                       Jayhawk Institutional Partners, L.P.

                                         By: Jayhawk Capital Management, L.L.C.,
                                              Its general partner

                                              By:  /s/ Kent C. McCarthy
                                                 -------------------------------
                                              Title:  Managing Member
                                                    ----------------------------